November 29, 2001





Deloitte & Touche LLP
Attn:  Jaime A. Mitko
2500 One PPG Place
Pittsburgh, PA  15222

In connection with your security count, we certify that at the close of business on October 26, 2001, the securities appearing on the list of holdings furnished to you, which represent the entire holdings of Regions Treasury Fund, Regions Fixed Income Fund, Regions Growth Fund, Regions Limited Maturity Government Fund, Regions Balanced Fund, Regions Value Fund, and Regions Aggressive Growth Fund, were either in our possession or under our control on that date.

As indicated in the attached pages, the securities were held either in the Federal Reserve Book Entry System or the Depository Trust Company.
To the best of our knowledge, none of the securities referred to above were assigned, hypothecated, pledged or otherwise encumbered as of October 26, 2001.

Sincerely,



Deborah L. Tiffin /s/
Regions Financial Corp.
Trust Operations Manager